[Allianz Letterhead]

January 18, 2008

By EDGAR, “CORRESP” Designation

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Allianz SE

Annual Report on Form 20-F for the

Fiscal Year Ended December 31, 2005 (File No. 001-15154)

Dear Mr. Rosenberg:

We are writing in response to comments included in the January 3, 2008 letter from the Staff of the Securities and Exchange Commission relating to the Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (“2005 Form 20-F”) filed on April 6, 2006 by Allianz SE (“Allianz”).

We appreciate the Staff’s careful review of our 2005 Form 20-F. We have sought to carefully and thoroughly consider the Staff’s comments. For your convenience, we have restated the Staff’s comments in full and in bold type, which are followed by Allianz’s responses.

General

1.	We note your response to prior comment two from our letter dated September 21, 2007. It is generally inappropriate to redact an entire response. Please expand the description of the nature and status of your business activities to address the information marked AZ-01, or advise. We understand that some of the information may be appropriately redacted pursuant to your confidential treatment request.

Mr. James B. Rosenberg

Securities and Exchange Commission

R:	In our letter dated December 7, 2007 (the “December Letter”), we responded to the Staff’s prior comment two regarding the bank relationships of Allianz and its subsidiaries (the “Allianz Group”) in Syria and Iran (the “Subject Countries”) with banks identified or designated as banks of concern by the U.S. Department of the Treasury. In response to the Staff’s above comment, we supplement the response provided in the December Letter with the following unredacted information:

The Allianz Group’s bank relationships in the Subject Countries have included certain limited relationships with banks identified or designated as banks of concern by the U.S. Department of Treasury. In recent years and in particular since 2006, the Allianz Group has taken significant steps to reduce its business with these banks. The actions of Allianz’s banking subsidiary, Dresdner Bank, have included (1) not entering into new business with these banks and winding down existing business as soon as feasible, (2) closure of accounts of those banks holding accounts with Dresdner Bank, (3) ceasing to provide USD payment transfer services to Iranian banks (a policy implemented in November 2006) and (4) no longer entering into USD denominated transactions with Iranian counterparties. Moreover, consistent with the objectives of the Allianz Group-wide sanctions policy (as described in response to Comment 2 in our response letter to the Staff dated August 10, 2007), Dresdner Bank decided in August 2007 to wind down Dresdner Bank’s remaining business with all Iranian banks, with which it still has business, and to not enter into any new business with all Iranian banks. This decision is currently being implemented and will be completed as soon as feasible in light of remaining contractual obligations entered into prior to commencing the winding down activities.

2.	We note from recent media reports that you may have insurance activities in or with North Korea, a country identified as a state sponsor of terrorism by the U.S. State Department and subject to sanctions administered by the U.S. Commerce Department’s Bureau of Industry and Security and the U.S. Treasury Department’s Office of Foreign Assets Control. We note that the Form 20-F does not contain any information relating to business activities in or with North Korea. Please describe your business activities in or with North Korea, if any, and discuss their materiality to you in light of North Korea’s status as a state sponsor of terrorism. Please also discuss whether the operations, either individually or in the aggregate with your Iranian and Syrian activities, constitute a material investment risk to your security holders. Your response should describe your current, historical and anticipated operations in, and contacts with, North Korea, including through subsidiaries, affiliates, and other direct and indirect arrangements.

R:	We are currently in the process of preparing our response to the Staff’s comment, and we currently anticipate to submit a response by the end of February 2008.

Mr. James B. Rosenberg

Securities and Exchange Commission

*    *    *

On behalf of Allianz, I would like to thank you for the cooperation you and the Staff are extending with the review of the 2005 Form 20-F. Please do not hesitate to call me at (011) (49) 89-3800-2791 or William Torchiana of Sullivan & Cromwell LLP at (011) (33) 1-7304-5890 with any questions or comments on the foregoing.

Very truly yours,

/s/ Dr. Helmut Perlet
Dr. Helmut Perlet
Chief Financial Officer

cc:	Vanessa Robertson

James Atkinson

(Securities and Exchange Commission)

Dr. Reinhard Preusche

Dr. Peter Hemeling

Burkhard Keese

(Allianz SE)

William D. Torchiana

(Sullivan & Cromwell LLP)